QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

RDO EQUIPMENT CO.
(Name of Subject Company (Issuer))

RDO TENDER CO.
RDO HOLDINGS CO.
RONALD D. OFFUTT
BETTY LOU AND LARRY SCOTT
(Name of Person(s) Filing Statement (Offerors))

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

749413 10 0
(CUSIP Number of Class of Securities)

Alan F. Knoll
Treasurer
RDO Tender Co.
2829 University Drive South
Fargo, North Dakota 58103
Tel.: (701) 239-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copy to:
Thomas R. Marek, Esq.
Bruce A. Machmeier, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402-1609
Tel.: (612) 607-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$29,053,567	$2,351

*	Estimated for purposes of calculating the filing fee only, this calculation assumes (i) the purchase of shares of Class A Common Stock of RDO Equipment Co. at the tender offer price of $6.01 per share, (ii) 4,363,855 shares outstanding (excluding shares already owned by RDO Tender Co, RDO Holdings Co or their affiliates) as of March 31, 2003 and (iii) the exercise of up to 470,349 options to purchase shares, on or prior to the expected consummation of the tender offer.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory Number #11 for Fiscal Year 2003, equals $80.90 per million.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
		Amount Previously Paid:	N/A	Filing Party:	N/A
		Form or Registration No:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☒	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons Ronald D. Offutt

2	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each		7	Sole Voting Power 8,125,884 (includes 7,450,492 shares of Class B Common Stock which are convertible into 7,450,492 shares of Class A Common Stock)
Reporting
Person With:		8	Shared Voting Power 0

		9	Sole Dispositive Power 8,125,884 (includes 7,450,492 shares of Class B Common Stock which are convertible into 7,450,492 shares of Class A Common Stock)

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,884 (includes 7,450,492 shares of Class B Common Stock which are convertible into 7,450,492 shares of Class A Common Stock)

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares
☒
Excludes shares held by Betty Lou and Larry Scott. No shares are held by RDO Holdings Co. and RDO Tender Co.

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person IN

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons RDO Holdings Co.

2	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization North Dakota

Number of Shares Beneficially		7	Sole Voting Power 0
Owned
By Each Reporting Person With:		8	Shared Voting Power 0

		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares
☒
Excludes shares held by Ronald D. Offutt and Betty Lou and Larry Scott. No shares are held by RDO Tender Co.

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person CO

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons RDO Tender Co.

2	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially		7	Sole Voting Power 0
Owned
By Each Reporting Person With:		8	Shared Voting Power 0

		9	Sole Dispositive Power 0

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares
☒
Excludes shares held by Ronald D. Offutt and Betty Lou and Larry Scott. No shares are held by RDO Holdings Co.

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person CO

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons Betty Lou Scott

2	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially		7	Sole Voting Power 97,784
Owned
By Each Reporting Person With:		8	Shared Voting Power 0

		9	Sole Dispositive Power 97,784

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,784

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares
☒
Excludes shares held by Ronald D. Offutt and Betty Lou Scott's spouse, Larry Scott. No shares are held by RDO Holdings Co. and RDO Tender Co.

13	Percent of Class Represented by Amount in Row (11) Less than one percent

14	Type of Reporting Person IN

CUSIP No. 749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons Larry Scott

2	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially		7	Sole Voting Power 215,777
Owned
By Each Reporting Person With:		8	Shared Voting Power 0

		9	Sole Dispositive Power 215,777

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 215,777

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares
☒
Excludes shares held by Ronald D. Offutt and Larry Scott's spouse, Betty Lou Scott. No shares are held by RDO Holdings Co. and RDO Tender Co.

13	Percent of Class Represented by Amount in Row (11) 1.7%

14	Type of Reporting Person IN

        This combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by RDO Holdings Co., a North Dakota corporation ("RDO Holdings"), RDO Tender Co., a Delaware corporation and wholly owned subsidiary of RDO Holdings ("RDO Tender"), Ronald D. Offutt and Betty Lou and Larry Scott. RDO Holdings is owned by Ronald D. Offutt, the Chairman of the Board of Directors, Chief Executive Officer and majority stockholder of RDO Equipment Co. ("RDOE"), and Mr. Offutt's sister, Betty Lou Scott and her spouse, Larry Scott. This Schedule TO relates to the offer by RDO Tender to purchase all the outstanding shares of Class A common stock, par value $.01 per share, that Mr. Offutt and Mr. and Mrs. Scott do not currently own (the "Shares"), of RDOE at an offer price of $6.01 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). This statement also serves as an amendment to Ronald D. Offutt's Schedule 13D and a new Schedule 13D for Ronald D. Offutt, RDO Holdings, RDO Tender and Betty Lou and Larry Scott.

        Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13e-3 and Schedule 13D that is not included or covered by the items in Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information contained in "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

          (a)  Name and Address.    The information contained in "The Offer—Section 7. Certain Information Concerning RDOE" of the Offer to Purchase is incorporated herein by reference.

          (b)  Securities.    The class of securities to which this statement relates is the Class A common stock, par value $0.01 per share, of RDOE. The information contained in "The Offer—Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

          (c)  Trading Market and Price.    The information contained in "The Offer—Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

          (a)  Name and Address.    Each of RDO Tender, RDO Holdings, Ronald D. Offutt and Betty Lou and Larry Scott is the filing person. Each person specified in Instruction C to Schedule TO is named on Schedule A to the Offer to Purchase, which Schedule A is incorporated herein by reference. The information contained in "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

          (b)  Business and Background of Entities.    The information contained in "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

          (c)  Business and Background of Natural Persons.    The information contained in "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

          (a)  Material Terms.    The information contained under the heading "Summary Term Sheet," "Introduction" and in Sections 1, 2, 3, 4, 5, 9, 11, 13 and 14 under the heading "The Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

          (a)  Transactions.    The information contained in "Special Factors—Background of the Offer," "Special Factors—Mr. Offutt's Relationships with RDOE," "Special Factors—Interests of Certain Persons in the Offer and the Merger," "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

          (b)  Significant Corporate Events.    The information contained in "Special Factors—Background of the Offer" and "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

          (a)  Purposes.    The information contained in the Offer to Purchase under the heading "Special Factors—Reasons for and Purpose of the Offer and Merger" is incorporated herein by reference.

          (c)(1)-(7)  Plans.    The information contained in the Offer to Purchase under the headings "Special Factors—Plans for RDOE after the Offer and Merger," "Special Factors—Conduct of RDOE's Business if the Offer is Not Completed," "The Offer—Section 9. Merger; Appraisal Rights; Rule 13e-3" and "The Offer—Section 14. Certain Effects of the Offer" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a)  Source of Funds.    The information contained in "The Offer—Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

          (b)  Conditions.    The information contained in "The Offer—Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

          (d)  Borrowed Funds.    The information contained in "The Offer—Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          (a)  Securities Ownership.    The information contained in "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" and Schedule B of the Offer to Purchase is incorporated herein by reference.

          (b)  Securities Transactions.    The information contained in "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" and Schedule B of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

          (a)  Solicitation or Recommendations.    The information contained in "The Offer—Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

          (a)  Financial Information.    The financial statements of RDO Tender and RDO Holdings are not material to the Offer.

          (b)  Pro Forma Information.    The pro forma financial statements of RDO Tender and RDO Holdings are not material to the Offer.

ITEM 11.    ADDITIONAL INFORMATION

          (a)  Agreements, Regulatory Requirements and Legal Proceedings.    The information contained in "Special Factors—Mr. Offutt's Relationships with RDOE," "Special Factors—Interests of Certain Persons in the Offer and the Merger," "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates," "The Offer—Section 13. Certain Legal Matters" and "The Offer—Section 14. Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

          (b)  Other Material Information.    The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS

Exhibit	Description
(a)(1)	Offer to Purchase dated April 28, 2003.
Letter of Transmittal.
Notice of Guaranteed Delivery.
Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)
Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery.

Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 22, 2003 in the Delaware Court of Chancery.
(b)	Business Loan Agreement dated as of April 24, 2003 between RDO Holdings Co. and State Bank of Fargo in connection with $20,000,000 loan.

(b)	Promissory Note dated as of April 24, 2003 issued by RDO Holdings Co. payable to State Bank of Fargo in the principal amount of $20,000,000.
Business Loan Agreement dated as of April 24, 2003 between RDO Holdings Co. and State Bank of Fargo in connection with $10,000,000 loan.
Promissory Note dated as of April 24, 2003 issued by RDO Holdings Co. payable to State Bank of Fargo in the principal amount of $10,000,000.
(d)	Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Allan F. Knoll.
Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Allan F. Knoll.
Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Paul T. Horn.
Addendum to Stock Option Agreement, dated November 1, 2002, between Ronald D. Offutt and Paul T. Horn.
Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Paul T. Horn.
Stock Option Agreement dated November 19, 1998 between RDO Equipment Co. and Ronald D. Offutt.
Stock Option Agreement dated June 4, 2002 between RDO Equipment Co. and Ronald D. Offutt.
Proposal letter dated December 16, 2002 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.
Proposal letter dated March 6, 2003 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.
Agreement to Facilitate Offer dated April 23, 2003 among RDO Tender Co., RDO Holdings Co., Ronald D. Offutt, Betty Lou Scott and Larry Scott.
Form of Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. and Guarantee by Ronald D. Offutt.
(g)	None.
(h)	None.

ITEM 13.    ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3

  Item 2.    Subject Company Information

          (d)  Dividends.    The information contained in "The Offer—Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

          (e)  Prior Public Offerings.    None.

          (f)    Prior Stock Purchases.    The information contained in "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

  Item 4.    Terms of the Transaction

          (c)  Different Terms.    None.

          (d)  Appraisal Rights.    The information contained in "Summary Term Sheet," "The Offer—Section 9. Merger; Appraisal Rights; Rule 13e-3" and Schedule C of the Offer to Purchase is incorporated herein by reference.

          (e)  Provisions for Unaffiliated Security Holders.    The information contained in "Special Factors—Reasons for and Purpose of the Offer and the Merger," "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger" and "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

          (f)    Eligibility for Listing or Trading.    None.

  Item 5.    Past Contacts, Transactions, Negotiations and Agreements

          (c)  Negotiations or Contracts.    The information contained in "Special Factors—Background of the Offer," "Special Factors—Reasons for and Purpose of the Offer and the Merger," "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger" and "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

          (e)  Agreements Involving the Subject Company's Securities.    The information contained in "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

  Item 6.    Purposes of the Transaction and Plans or Proposals

          (b)  Use of Securities Acquired.    The information contained in "Summary Term Sheet," "Special Factors—Reasons for and Purpose of the Offer and the Merger," "Special Factors—Plans for RDOE after the Offer and Merger" and "The Offer—Section 14. Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

          (c)(8)  Reporting Obligations.    The information contained in "The Offer—Section 14. Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

  Item 7.    Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction

          (a)  Purpose.    The information contained in "Special Factors—Reasons for and Purpose of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (b)  Alternatives.    The information contained in "Special Factors—Reasons for and Purpose of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (c)  Reasons.    The information contained in "Special Factors—Reasons for and Purpose of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (d)  Effects.    The information contained in "Special Factors—Reasons for and Purpose of the Offer and the Merger," "Special Factors—Plans for RDOE After the Offer and Merger," "Special Factors—Conduct of RDOE's Business if the Offer is Not Completed," "The Offer—Section 5.

  Material U.S. Federal Income Tax Consequences" and "The Offer—Section 14. Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

  Item 8.    Fairness of the Going-Private Transaction

          (a)  Fairness.    The information contained in "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (b)  Factors Considered in Determining Fairness.    The information contained in "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (c)  Approval of Security Holders.    The information contained in "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (d)  Unaffiliated Representative.    The information contained in "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (e)  Approval of Directors.    The information contained in "Special Factors—Position of RDO Tender, RDO Holdings and their Affiliates Regarding the Fairness of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

          (f)    Other Offers.    None.

  Item 9.    Reports, Opinions, Appraisals and Negotiations

          (a)  Report, Opinion or Appraisal.    None.

          (b)  Preparer and Summary of the Report, Opinion or Appraisal.    Not applicable.

          (c)  Availability of Documents.    Not applicable.

  Item 10.    Source and Amount of Funds or Other Consideration

          (c)  Expenses.    The information contained in "The Offer—Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

  Item 12.    The Solicitation or Recommendation

          (d)  Intent to Tender or Vote in a Going-Private Transaction.    The information contained in "Special Factors—Recommendation of the Special Committee," "The Offer—Section 7. Certain Information Concerning RDOE," and "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

          (e)  Recommendations of Others.    The information contained in "Special Factors—Recommendation of the Special Committee," "The Offer—Section 7. Certain Information Concerning RDOE," and "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates" of the Offer to Purchase is incorporated herein by reference.

  Item 13.    Financial Statements

        The information contained in "The Offer—Section 7. Certain Information Concerning RDOE" of the Offer to Purchase is incorporated herein by reference.

  Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

          (b)  Employees and Corporate Assets.    The information contained in "The Offer—Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

  Item 16.    Exhibits

          (c)  None.

          (f)    Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2003	RDO TENDER CO.
	By:	/s/ RONALD D. OFFUTT
	Name:	Ronald D. Offutt
	Title:	President and Chief Executive Officer

Dated: April 28, 2003	RDO HOLDINGS CO.
	By:	/s/ RONALD D. OFFUTT
	Name:	Ronald D. Offutt
	Title:	President and Chief Executive Officer
Dated: April 28, 2003	/s/ RONALD D. OFFUTT
	Name:	Ronald D. Offutt
Dated: April 28, 2003	/s/ BETTY LOU SCOTT
	Name:	Betty Lou Scott
Dated: April 28, 2003	/s/ LARRY SCOTT
	Name:	Larry Scott

EXHIBIT INDEX

Exhibit	Description	Method of Filing
99(a)(1)(i)	Offer to Purchase dated April 28, 2003.	Filed herewith electronically
99(a)(1)(ii)	Letter of Transmittal.	Filed herewith electronically
99(a)(1)(iii)	Notice of Guaranteed Delivery.	Filed herewith electronically
99(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Filed herewith electronically
99(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Filed herewith electronically
99(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.	Filed herewith electronically
99(a)(2)	None.	Not applicable
99(a)(3)	None.	Not applicable
99(a)(4)	None.	Not applicable
99(a)(5)(i)
	Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery.	Filed herewith electronically
99(a)(5)(ii)
	Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 22, 2003 in the Delaware Court of Chancery.	Filed herewith electronically
99(b)(1)	Business Loan Agreement dated as of April 24, 2003 between RDO Holdings Co. and State Bank of Fargo in connection with $20,000,000 loan.	Filed herewith electronically
99(b)(2)	Promissory Note dated as of April 24, 2003 issued by RDO Holdings Co. payable to State Bank of Fargo in the principal amount of $20,000,000.	Filed herewith electronically
99(b)(3)	Business Loan Agreement dated as of April 24, 2003 between RDO Holdings Co. and State Bank of Fargo in connection with $10,000,000 loan.	Filed herewith electronically
99(b)(4)	Promissory Note dated as of April 24, 2003 issued by RDO Holdings Co. payable to State Bank of Fargo in the principal amount of $10,000,000.	Filed herewith electronically

99(d)(1)	Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Allan F. Knoll.	Incorporated by reference to Exhibit 7.1 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)
99(d)(2)	Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Allan F. Knoll.	Filed herewith electronically
99(d)(3)	Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Paul T. Horn.	Incorporated by reference to Exhibit 7.2 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)
99(d)(4)	Addendum to Stock Option Agreement, dated November 1, 2002, between Ronald D. Offutt and Paul T. Horn.	Incorporated by reference to Exhibit 7.3 contained in Ronald D. Offutt's Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 19, 2002 (File No. 005-50427)
99(d)(5)	Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Paul T. Horn.	Filed herewith electronically
99(d)(6)	Stock Option Agreement dated November 19, 1998 between RDO Equipment Co. and Ronald D. Offutt.	Incorporated by reference to Exhibit 7.4 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)
99(d)(7)	Stock Option Agreement dated June 4, 2002 between RDO Equipment Co. and Ronald D. Offutt.	Incorporated by reference to Exhibit 7.5 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)

99(d)(8)	Proposal letter dated December 16, 2002 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.	Incorporated by reference to Exhibit 7.7 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)
99(d)(9)	Proposal letter dated March 6, 2003 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.	Incorporated by reference to Exhibit 7.8 contained in Ronald D. Offutt's Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)
99(d)(10)	Agreement to Facilitate Offer dated April 23, 2003 among RDO Tender Co., RDO Holdings Co., Ronald D. Offutt, Betty Lou Scott and Larry Scott.	Filed herewith electronically
99(d)(11)	Form of Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. and Guarantee by Ronald D. Offutt.	Incorporated by reference to Exhibit 10.18 contained in RDO Equipment Co.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 1-12641)
99(f)	Section 262 of the Delaware General Corporation Law.	Included as Schedule C of the Offer to Purchase filed herewith as Exhibit 99(a)(1)(i)
99(g)	None.	Not applicable
99(h)	None.	Not applicable

QuickLinks

SIGNATURES
EXHIBIT INDEX